

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2020

W. Edward Nichols
Chief Executive Officer
Bio Lab Naturals, Inc.
201 Columbine St.
3rd Floor, Suite 11
Denver, CO 80206

> **Re: Bio Lab Naturals, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Response filed September 2, 2020**
> **File No. 333-239640**

Dear Mr. Nichols:

We have reviewed your September 2, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 27, 2020 letter.

Response filed September 2, 2020

Report of Independent Registered Public Accounting Firm, page F-38

1. We note your response to comment five; however, it appears the guidance in FRM 4110.5(1), *issuer and its predecesso*r, is more applicable based on your response to comment 15 in your letter dated August 14, 2020. Please advise.

You may contact Scott Stringer at (202) 551-3272 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Michael A. Littman